SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       Mediware Information Services, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.10
                       ----------------------------------
                         (Title of Class of Securities)

                                    584946107
                              -------------------
                                 (CUSIP Number)

                                Lawrence Auriana
                        143 East 45th Street, 43rd Floor
                            New York, New York 10012

                                 (212) 922-2999
         ---------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 17, 1996
                              -------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this Statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

- ----------------------------
                           |
CUSIP NO.  584946107       |
                           |
- ----------------------------
- --------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Lawrence Auriana

- --------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
- --------------------------------------------------------------------------------
         3.       SEC USE ONLY

- --------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
PF as to 138,462 shares; SC as to 25,500 shares; OO as to 117,120 shares
- --------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]
- --------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States of America
- --------------------------------------------------------------------------------
NUMBER OF SHARES             7.  SOLE VOTING POWER
                                 990,777
                                 -----------------------------------------------
BENEFICIALLY OWNED BY        8.  SHARED VOTING POWER

                                 -----------------------------------------------
EACH PERSON WITH             9.  SOLE DISPOSITIVE POWER
                                 990,777
                                 -----------------------------------------------
                            10.  SHARED DISPOSITIVE POWER

                                 -----------------------------------------------
- --------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                  990,777
- --------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  [ ]
- --------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  17.5%
- --------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                        IN


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Item 1.           Security and Issuer
                  -------------------

                  This Statement amends and restates the Schedule 13D dated August 6, 1991, relating to the Common Stock, $.10 par value (hereafter "Common Stock"), of Mediware Information Systems, Inc. (the "Company") filed by Lawrence Auriana. The Company has its principal executive offices at 1121 Old Walt Whitman Road, Melville, New York 11747. Each of the Items listed below are hereby amended and restated in their entirety.

Item 2.           Identity and Background
                  -----------------------

                  (a) This Amended and Restated Schedule 13D is being filed on behalf of Lawrence Auriana ("Reporting Person").

                  (b) The business address of the Reporting Person is c/o The Kaufmann Fund, 140 East 45th Street, 43rd Floor, New York, New York 10017.

                  (c)  The  Reporting   Person  is  Chairman,   a  director  and
                       Portfolio Co-Manager of The Kaufmann Fund, 140 East 45th Street, 43rd Floor, New York, New York 10017.

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

                  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

                  Of the 990,777 shares (the "Shares") of Common Stock beneficially owned by the Reporting Person: 109,120 shares were acquired either with personal funds of the Reporting Person or as consideration for services rendered as a director of the Company; 8,000 shares were received as an investment banking fee in connection with the acquisition of Digimedics Corporation in May 1990; 25,500 shares were granted in consideration for services rendered in fiscal years 1993, 1994 and 1996 as Chairman of the Board of the Company; 35,000 shares may be acquired upon the exercise of options granted in consideration for services


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rendered in fiscal  years 1992  through  1996 as a director  and Chairman of the
Board of the Company; 674,695 shares may be acquired upon the exercise of warrants purchased in 1993, 1994 and 1995 with the Reporting Person's personal funds; and 138,462 shares were acquired in June 1996 with the Reporting Person's personal funds.


Item 4.           Purpose of Transaction
                  ----------------------

                  All of the Shares, including the options and warrants to purchase shares of Common Stock, have been acquired for investment purposes. The Reporting Person has no current plans to bring about the actions referred to in
Item 4 of the instructions to Schedule 13D.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                           (a) As of June 17, 1996, the Reporting Person beneficially owned 990,777 shares of Common Stock of the Company (computed as provided in Rule 13D-3(d)(1) and including 709,695 shares which the Reporting Person has a right to acquire). On a percentage basis, the Reporting Person's ownership of the Shares represents the ownership of 17.5% of the outstanding shares of Common Stock of the Company (computed as provided below). The percentage calculation herein is based upon the number of shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996, plus (i) share certificates which were distributed to directors in consideration for services rendered in fiscal year ended June 30, 1994; (ii) shares issued in May 1996 upon the exercise of warrants; (iii) shares issued on June 17, 1996 in connection with the Pharmakon Transaction (as defined and described below); (iv) shares issued as a fee in connection with the Pharmakon Transaction; (v) shares issued to directors on July 1, 1996 in consideration for services rendered in fiscal year ended June 30, 1996; and (vi) as provided in Rule 13D-3(d)(1), the number of shares not outstanding which are subject to the option and warrant exercise privileges of the Reporting Person.

                           (b) The Reporting Person has sole voting power and sole disposition power over all of the Shares.

                           (c) On June 17, 1996, the Reporting Person acquired 138,462 shares of Common Stock from the Company at a price of $3.25 per share in the private placement financing of the acquisition by a wholly owned subsidiary of the Company of the Pharmakon division of Continental Healthcare Systems, Inc.("Pharmakon Transaction"). On May 6, 1996, the Reporting Person received certificates for 7,500 shares of Common Stock from the Company as confirmation of consideration for services rendered in

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         fiscal year ended June 30, 1994. On July 1, 1996, the Reporting  Person received 7,500 shares of Common Stock from the Company as consideration for services rendered in fiscal year ended June 30, 1996. The Reporting Person has not effected any other transactions with respect to the Common Stock during the past sixty days.

                           (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                           (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
                  --------------------------------------------------------------

                  Pursuant to eleven Warrant Agreements entered into between the Company and the Reporting Person in 1993, 1994 and 1995, the Reporting Person purchased (i) warrants to purchase 470,000 shares of Common Stock at a price of $.50 per share; (ii) warrants to purchase 75,000 shares of Common Stock at a price of $.50 per share; and (iii) warrants to purchase 129,695 shares of Common Stock at a price of $1.25 per share. All of such warrants expire on September 30, 2004.

                  The Reporting Person received 8,000 shares as an investment banking fee in connection with the acquisition of Digimedics Corporation in May 1990, which was approved by the stockholders of the Company in April 1990.

                  Pursuant to a Stock Purchase Agreement between the Company and the Reporting Person dated June 17, 1996, the Reporting Person has agreed that he will not sell, assign, pledge, give, transfer or otherwise dispose of the shares of Common Stock purchased thereunder except pursuant to a registration of such shares under the Securities Act of 1933 and all applicable state securities laws, or in an exempt transaction.

                  Pursuant to a Registration Rights Agreement between the Company and the Reporting Person dated June 17, 1996, the Reporting Person has agreed, in connection with any registration of the Company's securities, not to sell or otherwise dispose of shares of Common Stock (other than those included in the registration) without the prior written consent of the Company or the underwriters of such registration, from the effective date of such registration for a period of time of up to 180 days.

                  There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer, or voting of any of the securities, finder's fees, joint

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ventures,  loans or option arrangements,  puts or calls,  guarantees of profits, division of profits or losses, or the giving or withholding of proxies. None of the Shares are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Shares.

Item 7.           Material to be Filed as Exhibits
                  --------------------------------

                  7.1 Form of Warrant Agreement by and among the Company and Reporting Person.

                  7.2 Stock Purchase Agreement dated June 17, 1996 by and among the Company and certain shareholders of the Company.

                  7.3 Registration Rights Agreement dated June 17, 1996 by and among the Company and certain shareholders of the Company.

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                                S I G N A T U R E
                                -----------------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 3, 1996
- ------------
   Date


                                       /s/ Lawrence Auriana
                                       ____________________
                                              Signature

                                  EXHIBIT INDEX


7.1  Form of Warrant Agreement by and among the Company and Lawrence Auriana.

7.2 Stock Purchase Agreement dated June 17, 1996 by and among the Company and certain shareholders of the Company.

7.3 Registration Rights Agreement dated June 17, 1996 by and among the Company and certain shareholders of the Company.


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